FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 25th of January, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of a press release issued January 25, 2006, by M-Systems.

This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291).

__1__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	January 25, 2006	By:	/s/ Donna Gershowitz
General Counsel

__2__

M-Systems Contact:	Investor Relations Contacts:
Elana Holzman Director of Investor Relations	Jeff Corbin / Lee Roth KCSA
+972 (9) 764-5000	+1 (212) 682-6300
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems Reports Record 2005 Full-Year Revenues of $540 Million and Fourth Quarter Revenues of $206 Million

- - - - -

KFAR-SABA, Israel, January 25, 2006 - M-Systems (Nasdaq:  FLSH) today announced financial results for the fourth quarter and year ended December 31, 2005.

For the fourth quarter of 2005, revenues were $205.7 million, representing an increase of 55 percent compared to revenues of $132.6 million for the third quarter of 2005, and an increase of 80 percent compared to revenues of $114.1 million for the fourth quarter of 2004.  Gross margins for the fourth quarter of 2005 were 21.3 percent, a decrease compared to 24.8 percent in the third quarter of 2005 and 21.7 percent in the fourth quarter of 2004.

The Company also reported net income for the fourth quarter of 2005 of $25.0 million, or $0.59 per share.  Net income for the fourth quarter includes a one time write-off of in-process research and development related to the acquisition of Microelectrónica Española of $2.5 million and one time gains on sales of investments of $6.3 million, which combined represent a net increase in net income of $3.8 million or $0.090 per share. These results compare with net income of $13.9 million, or $0.34 per share, in the third quarter of 2005, and net income of $9.0 million, or $0.24 per share, in the fourth quarter of 2004.

For the year ended December 31, 2005, revenues increased by 55 percent to $539.9 million, compared to revenues of $347.6 million for the year ended December 31, 2004.  Gross margins for the year were 23.4 percent, compared with 23.8 percent in 2004.  The Company also reported net income of $52.6 million, or $1.30 per share for 2005.  Net income for 2005 includes the one time items as detailed above, which combined represent a net increase in net income for the year of $3.8 million or $0.093 per share. These results compare with net income of $24.2 million, or $0.66 per share in 2004.

Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems said, "We are very pleased with our results for the fourth quarter and the full year, which saw top and bottom line performance well ahead of our initial expectations, with annual revenues exceeding $500 million.  Our growth was driven by strong demand for our products, particularly in our primary end markets, mobile devices and USB flash drives."

He continued, "In addition to our strong performance, the fourth quarter was highlighted by important strategic initiatives, which we believe position M-Systems well for future growth.  The acquisition of Microelectrónica Española enhances our ability to capitalize on the tremendous opportunities that exist in the SIM card market.  In addition, we introduced DOC H3, our next generation DiskOnChip product, the first multi-sourced, plug-and-play EFD (embedded flash drive) solution in the industry, providing mobile handset and other consumer electronic device manufacturers unparalleled versatility in the design of their products. We believe DOC H3 will further strengthen DiskOnChip`s position as the leading EFD on the market.  We also announced two new strategic agreements - an agreement with Renesas, the Company`s fourth flash supplier, which will further support the growth of our DiskOnKey activity as well as other product lines; and a joint development agreement with Spansion for the mobile market."

Mr. Moran concluded, "M-Systems` revenues have grown over 12 fold in the past four years, with net profits growing even faster.  We expect 2006 will be yet another exciting and challenging year in which we continue to work hard to further grow M-Systems. We are confident that we are targeting the right markets and we have the right technologies, product offering, strategy and team to achieve our long-term objectives."

Conference Call

M-Systems will host a conference call to discuss its financial results and other matters discussed in this press release, as well as an update on the Company`s outlook for the first quarter of 2006 at 10:00 a.m. EST today, January 25, 2006. The call will be available live on the Internet at www.m-systems.com and www.kcsa.com. Following the call, the webcast will be archived for a period of 90 days.

A replay of the call will be available beginning at approximately 12:00 p.m. EST, January 25, 2006, until January 30, 2006 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 6887997.

About M-Systems

M-Systems develops, manufactures and markets innovative flash-based data storage solutions for consumer electronics and embedded markets.  The Company targets the fast growing multimedia mobile handset market with its DiskOnChip® and MegaSIM(TM) products and the popular USB flash drive market with its DiskOnKey® product.  More information about M‑Systems is available online at www.m-systems.com.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M‑Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M‑Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

- - - - - - - - - -

__3__

M-SYSTEMS FLASH DISK PIONEERS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Revenues and other operating income*	$205,688	$114,090	$539,891	$347,551
Costs and expenses:
Cost of goods sold	161,888	89,323	413,474	264,799
Research and development, net	10,193	7,558	38,060	24,834
Selling and marketing**	10,822	7,731	36,043	31,077
General and administrative	3,155	2,056	11,812	6,771
In-process research and development write off	2,482	-	2,482	-
Total costs and expenses	188,540	106,668	501,871	327,481
Operating income	17,148	7,422	38,020	20,070
Financial income, net	1,692	1,356	8,451	3,897
Other income, net	6,325	183	6,325	183
Income before taxes	25,165	8,961	52,796	24,150
Taxes on income	(156)	-	(156)	-
Net income	$25,009	$8,961	$52,640	$24,150
Basic net earnings per share	$0.68	$0.25	$1.46	$0.71
Diluted net earnings per share	$0.59	$0.24	$1.30	$0.66
Weighted average number of shares used in computing basic net earnings per share	36,625,106	35,288,020	36,164,979	34,195,642
Weighted average number of shares used in computing diluted net earnings per share	42,550,180	37,763,263	41,156,678	36,823,118

(*) Revenues and other operating income include license fees and royalties and income generated from a venture, accounted for under the equity method, as follows:  for the three months ended December 31, 2005 and December 31, 2004, $9,073 and $12,051, respectively; for the twelve months ended December 31, 2005 and December 31, 2004, $30,173 and $36,853, respectively.

(**) Selling and marketing expenses for the three months and the twelve months ended December 31, 2005, include equity losses generated from U3, in the amounts of $746 and $2,541.

__4__

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2005	2004
ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	$182,993	$174,713
Trade receivables ,net	123,716	41,503
Other accounts receivable and prepaid expenses	22,259	3,962
Inventories	72,513	56,160
Severance pay funds	4,821	3,397
Long-term investments and long-term receivables	1,251	20,171
Property and equipment, net	29,462	20,203
Deferred charges	71,544	-
Other assets, net	41,266	1,340
Total assets	$549,825	$321,449
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$103,679	$25,515
Liability in respect of a Venture	1,628	-
Deferred revenues	2,280	4,625
Other accounts payable and accrued expenses	30,715	21,493
Total current liabilities	138,302	51,633

Long-term liabilities:
Convertible Senior Notes	71,380	-
Excess of losses over investment in equity method investee	2,646	-
Accrued severance pay	6,133	4,263
Other long-term liabilities	4,427	488
Total long-term liabilities	84,586	4,751
SHAREHOLDERS` EQUITY
Share capital	10	10
Additional paid-in capital	307,185	297,096
Accumulated other comprehensive loss	(857)	-
Retained earnings (accumulated deficit)	20,599	(32,041)
Total shareholders' equity	326,937	265,065
Total liabilities and shareholders' equity	$549,825	$321,449

__5__